EXHIBIT 99.1

News Release

For Immediate Release	Date: February 18, 2026
26-05-TR

Teck Reports Unaudited Fourth Quarter Results for 2025

Strong momentum built in Q4 and progressing merger to create global critical minerals champion

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited fourth quarter results for 2025.

“Teck closed out 2025 with strong momentum, delivering robust Q4 financial performance underpinned by significantly higher copper prices and operating performance in line with plan,” said Jonathan Price, President and CEO. “At Quebrada Blanca, we continued to make meaningful progress on ramp-up, with improving production and tailings management facility development, supporting unlocking the full value of this exceptional resource. We advanced the proposed merger of equals between Teck and Anglo American, with shareholders voting overwhelmingly in favour and a key approval secured under the Investment Canada Act. Looking ahead to 2026, Teck is well positioned to deliver disciplined execution of our business plans and progress the merger and integration planning to create a global top-five copper company."

Highlights

•	The proposed merger of equals (the Merger) with Anglo American plc to form Anglo Teck advanced during the fourth quarter with Teck shareholders voting overwhelmingly in favour of the transaction on December 9, 2025, and the Government of Canada granting approval of the Merger under the Investment Canada Act on December 15, 2025.
•	On October 7, 2025, we announced the completion of our Comprehensive Operational Review and Updated Outlook. Progress on the QB Action Plan continued in the fourth quarter with development of the tailings management facility (TMF) proceeding as planned with progressive improvement in sand drainage rates and dam development.
•	Adjusted EBITDA[1] of $1.5 billion in Q4 2025 was $678 million higher than the same period last year, driven by significantly higher copper prices and increased revenue from by-products. Our profit from continuing operations before taxes was $792 million in Q4 2025.
•	Adjusted profit from continuing operations attributable to shareholders[1] in Q4 2025, was $671 million, or $1.37 per share and profit from continuing operations attributable to shareholders was $544 million or $1.11 per share.
•	We ended the year in a net cash[1] position, supported by $1.3 billion of cash flow generated from operations in Q4 2025. Our liquidity as at February 18, 2026 is $9.3 billion, including $5.2 billion of cash.
•	Our copper segment generated gross profit before depreciation and amortization[1] of $1.1 billion in Q4 2025 compared to $732 million in the same period last year, driven by higher copper prices, which averaged US$5.03 per pound in the fourth quarter, and lower smelter processing charges. Gross profit from our copper business was $747 million in Q4 2025.
•	Copper prices rose significantly during Q4 2025 and closed at US$5.67 per pound at year end.
•	Our zinc segment generated gross profit before depreciation and amortization[1] of $305 million in the fourth quarter, compared to $320 million in the same period last year. Lower zinc sales volumes from Red Dog, due to the timing of shipments, were largely offset by improved profitability at our Trail Operations. Gross profit from our zinc business was $243 million in Q4 2025.
•	Our annual High-Potential Incident (HPI) frequency rate improved to 0.06, equal to our best annual result achieved for Teck-controlled operations and 50% lower than last year.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Financial Summary Q4 2025

Financial Metrics (CAD$ in millions, except per share data)	Q4 2025	Q4 2024
Revenue	$3,058	$2,786
Gross profit	$990	$542
Gross profit before depreciation and amortization[1]	$1,384	$1,052
Profit from continuing operations before taxes	$792	$256
Adjusted EBITDA[1]	$1,513	$835
Profit from continuing operations attributable to shareholders	$544	$385
Adjusted profit from continuing operations attributable to shareholders[1]	$671	$232
Basic earnings per share from continuing operations	$1.11	$0.75
Diluted earnings per share from continuing operations	$1.11	$0.75
Adjusted basic earnings per share from continuing operations[1]	$1.37	$0.45
Adjusted diluted earnings per share from continuing operations[1]	$1.37	$0.45

Key Updates

Teck and Anglo American plc Merger of Equals

•	On September 9, 2025, Teck and Anglo American plc announced the Merger to form Anglo Teck, a global critical minerals champion headquartered in Canada. Both Anglo American plc and Teck believe the Merger will be highly attractive for their respective shareholders and stakeholders, enhancing portfolio quality, financial and operational resilience and strategic positioning.

•	The Merger is expected to deliver annual pre-tax synergies of approximately US$800 million, with approximately 80% expected to be realized on a run-rate basis by the end of the second year following completion. Anglo Teck will also work with key stakeholders and partners to optimize the value of the adjacent Collahuasi and Quebrada Blanca assets to realize US$1.4 billion (100% basis) of annual average underlying EBITDA[2] uplift from 2030-2049.

•	On December 9, 2025, shareholders of both Teck and Anglo American plc approved the Merger as required under the arrangement agreement.

•	On December 15, 2025, Teck and Anglo American received regulatory approval from the Government of Canada under the Investment Canada Act (ICA) for the Merger.

•	The Merger remains subject to customary closing conditions for a transaction of this nature, including regulatory approvals in multiple jurisdictions globally. The parties continue to work collaboratively toward securing the required approvals and advancing the transaction to completion.

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	This is a non-GAAP financial measure. See the Management Proxy Circular for the special meeting of shareholders of Teck Resources Limited held on December 9, 2025, filed under Teck's profile on SEDAR+ (www.sedarplus.ca) for further information.

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QB Action Plan Update and Q4 Performance

•	In 2025, production at QB was constrained by the pace of development of the TMF, requiring downtime in the concentrator to manage the rate of tailings rise. Our priority remains enabling safe, unconstrained production by raising the crest height of the dam. This is being delivered through construction of additional rock benches while continuing to progress efforts to improve sand drainage to support construction of the sand dam.

•	Q4 2025 copper production at QB was 55,400 tonnes, an increase of 15,800 tonnes compared with Q3 2025 and the strongest quarterly performance of 2025. Q4 2025 performance was driven by the continued development of the TMF, focus on operational stability initiatives and progress towards steady-state operations.

•	Q4 2025 molybdenum production at QB was 690 tonnes, the highest quarterly production to date, with continued ramp-up of the molybdenum plant with the focus on operational stability.

•	In Q4 2025, development of the TMF advanced as planned, supporting effective management of freeboard levels and enabling continuous operations.

•	QB achieved progressive improvement in sand drainage rates during the fourth quarter. We completed the full replacement of the cyclone technology, which reduced the amount of ultra fines present in the sand, and successfully implemented refined sand placement improvements. The sand wedge development is progressing as per plan and, with improved sand drainage rates, we expect completion of the sand wedge in 2026. Work also advanced in the fourth quarter on the construction of the remaining rock benches, in line with expectations.

•	Throughput improved progressively throughout the fourth quarter with December achieving the highest monthly rate of throughput in 2025, and in line with rates achieved in Q4 2024. Recoveries remained consistent over the quarter and within plan based on the type of ore being processed. Copper grades continued to align with plan and were 0.59% on average in the fourth quarter.

•	Copper sales volumes from QB in Q4 2025 of 41,600 tonnes were lower than production, primarily due to a short-term build-up in inventory resulting from weather and sea conditions in December, which delayed shipments into early 2026.

•	Shiploader repairs at QB's port facility were completed at the end of January 2026. The first successful shipments were loaded in early February and normal operation of the shiploader has resumed.

•	QB net cash unit costs[1] for 2025 of US$2.67 per pound were at the lower end of our previously disclosed 2025 annual guidance range of US$2.65–US$3.00 per pound. QB net cash unit costs[1] in the fourth quarter increased from the same period last year mainly due to lower copper production, offset partially by lower operating costs and higher molybdenum by-product credits.

Safety and Sustainability Leadership

•	Our annual High-Potential Incident (HPI) frequency rate improved to 0.06, equal to our best annual result achieved for Teck-controlled operations. The rate is 50% lower than the 2024 annual rate of 0.12.
•	On November 18, 2025, Teck was named one of Canada’s Top 100 Employers for the ninth consecutive year by Mediacorp Canada’s Top Employers program, which recognizes companies for exceptional human resource programs and innovative workplace policies.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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Guidance

•	Our 2025 annual production of copper, zinc in concentrate and refined zinc and our 2025 copper and zinc net cash unit costs[1] were within our previously disclosed guidance ranges.

•	On January 20, 2026, we reaffirmed our previously disclosed 2026 annual guidance for all Teck operated sites and updated our 2026 annual zinc in concentrate production guidance for Antamina to 35,000 to 45,000 tonnes, reflecting an updated mine plan finalized in the fourth quarter of 2025.

•	There are no changes to our previously disclosed guidance, which is outlined in summary below and our usual guidance tables, including 2027–2028 production guidance, can be found on pages 26–29 of Teck’s fourth quarter results for 2025 at the link below.

2026 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	455 – 530
Zinc (000’s tonnes)	410 – 460
Refined zinc (000’s tonnes)	190 – 230
Sales Guidance – Q1 2026
Red Dog zinc in concentrate sales (000’s tonnes)	40 – 50
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.85 – 2.20
Zinc net cash unit costs (US$/lb.)[1]	0.65 – 0.75

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Click here to view Teck’s full fourth quarter results for 2025.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2025 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on February 19, 2026. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

REFERENCE

Emma Chapman, Vice President, Investor Relations: +44 207.509.6576

Dale Steeves, Director, External Communications: +1 236.987.7405

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USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit from continuing operations attributable to shareholders – For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Adjusted basic earnings per share from continuing operations – Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share from continuing operations – Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

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Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Total debt – Total debt is the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities.

Net debt (cash) – Net debt (cash) is total debt, less cash and cash equivalents. Net cash is the amount by which our cash balance exceeds our total debt balance.

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Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2025	2024	2025	2024

Profit (loss) from continuing operations attributable to shareholders	$544	$385	$1,401	$(467)
Add (deduct) on an after-tax basis:
Asset impairment	–	–	–	828
QB variable consideration to IMSA and Codelco	(70)	23	(86)	32
Environmental costs	141	(6)	172	3
Share-based compensation	19	5	52	72
Commodity derivatives	(46)	(29)	(105)	(65)
Foreign exchange (gains) losses	22	(208)	37	(137)
Tax items	–	(51)	(82)	178
Other	61	113	144	161
Adjusted profit from continuing operations attributable to shareholders	$671	$232	$1,533	$605

Basic earnings (loss) per share from continuing operations	$1.11	$0.75	$2.84	$(0.90)
Diluted earnings (loss) per share from continuing operations	$1.11	$0.75	$2.83	$(0.90)
Adjusted basic earnings per share from continuing operations	$1.37	$0.45	$3.10	$1.17
Adjusted diluted earnings per share from continuing operations	$1.37	$0.45	$3.09	$1.16

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Reconciliation of Basic Earnings (Loss) per share from Continuing Operations to Adjusted Basic Earnings per share from Continuing Operations

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2025	2024	2025	2024

Basic earnings (loss) per share from continuing operations	$1.11	$0.75	$2.84	$(0.90)
Add (deduct):
Asset impairment	–	–	–	1.60
QB variable consideration to IMSA and Codelco	(0.14)	0.05	(0.17)	0.06
Environmental costs	0.29	(0.01)	0.35	0.01
Share-based compensation	0.04	0.01	0.11	0.14
Commodity derivatives	(0.09)	(0.06)	(0.21)	(0.13)
Foreign exchange (gains) losses	0.05	(0.41)	0.07	(0.27)
Tax items	–	(0.10)	(0.16)	0.34
Other	0.11	0.22	0.27	0.32
Adjusted basic earnings per share from continuing operations	$1.37	$0.45	$3.10	$1.17

Reconciliation of Diluted Earnings (Loss) per share from Continuing Operations to Adjusted Diluted Earnings per share from Continuing Operations

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2025	2024	2025	2024

Diluted earnings (loss) per share from continuing operations	$1.11	$0.75	$2.83	$(0.90)
Add (deduct):
Asset impairment	–	–	–	1.58
QB variable consideration to IMSA and Codelco	(0.14)	0.04	(0.17)	0.06
Environmental costs	0.29	(0.01)	0.35	0.01
Share-based compensation	0.04	0.01	0.10	0.14
Commodity derivatives	(0.09)	(0.06)	(0.21)	(0.13)
Foreign exchange (gains) losses	0.04	(0.41)	0.07	(0.26)
Tax items	–	(0.10)	(0.16)	0.34
Other	0.12	0.23	0.28	0.32
Adjusted diluted earnings per share from continuing operations	$1.37	$0.45	$3.09	$1.16

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Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2025	2024	2025	2024

Profit (loss) from continuing operations before taxes	$792	$256	$1,656	$(718)
Net finance expense	172	141	641	719
Depreciation and amortization	413	523	1,757	1,726
EBITDA	1,377	920	4,054	1,727

Add (deduct):
Asset impairment	–	–	–	1,053
QB variable consideration to IMSA and Codelco	(116)	37	(142)	51
Environmental costs	166	(8)	208	–
Share-based compensation	25	5	66	91
Commodity derivatives	(63)	(40)	(144)	(90)
Foreign exchange (gains) losses	25	(235)	41	(146)
Other	99	156	250	247
Adjusted EBITDA	$1,513	$835	$4,333	$2,933

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Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2025	2024	2025	2024

Gross profit	$990	$542	$2,657	$1,607
Depreciation and amortization[1]	394	510	1,682	1,665
Gross profit before depreciation and amortization	$1,384	$1,052	$4,339	$3,272

Reported as:
Copper
Quebrada Blanca	$280	$304	$860	$766
Highland Valley Copper	286	100	850	471
Antamina	370	275	1,101	1,038
Carmen de Andacollo	142	52	382	121
Other	1	1	3	5
	1,079	732	3,196	2,401

Zinc
Trail Operations	106	15	282	12
Red Dog	200	303	846	851
Other	(1)	2	15	8
	305	320	1,143	871
Gross profit before depreciation and amortization	$1,384	$1,052	$4,339	$3,272

Note:

1.	Depreciation and amortization recognized in cost of sales.

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our expectations with respect to a disciplined execution of our business plans; our ability to complete the Merger with Anglo American, including timing of completion, the ability to meet customary closing conditions and our ability to receive applicable approvals; our expectations with respect to the Merger with Anglo American and integration planning; our ability to achieve corporate synergies with Anglo American and potential synergies between QB and Collahuasi; our ability to execute our copper growth strategy in a value accretive manner; the timing and format of any cash returns to shareholders; our expectations regarding cost, timing and completion of HVC MLE; our expectations regarding our Comprehensive Operational Review and updated outlook, including any progress of the QB Action Plan; our expectations regarding cost, timing and completion of TMF development initiatives and installation of remaining permanent tailings infrastructure and water management at our QB operations; the occurrence and length of any potential downtime at QB; our ability to raise improve and support construction of the sand dam, including the construction of a sand wedge; our expectations regarding improved sand drainage, including paddock design and sand placement; our expectations with respect to improved recoveries at QB and achieve design rates in the mine, concentrator and molybdenum plant; the continued ramp-up to consistent production and future optimization and debottlenecking of our QB operations; our expectations with respect to the normal operation of the shiploader; our expectations with respect to no longer needing alternative port arrangements for shipping at QB; our expectations with respect to operations at Carmen de Andacollo; our expectations with respect to Teck's updated operating strategy and production at Trail; our expectations with respect to the production and sales volume at Red Dog; our expectations with respect to shipment conditions, weather and sea conditions for our Red Dog operations; potential raw material constraints on our business; our expectations with respect to the occurrence, timing and length of required maintenance shutdowns and equipment replacement; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; the uncertainty surrounding the status of various worldwide tariffs and their impact on the mining industry; expectations with respect to the potential impact of any tariffs, countervailing duties or other trade restrictions, including the impact on trade flows, demand for our products and general economic conditions and our ability to manage our sale arrangements to minimize any impacts or maintain compliance with any exemptions provided; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including advancement of study, permitting, execution planning, detailed engineering and design, risk mitigation, and advanced

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early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, and timing for receipt of permits related to QB optimization, QB Asset Expansion, the Red Dog MLE, the HVC MLE, San Nicolás, and Zafranal projects, as applicable; our expectations with respect to the timing of completion and cost of the HVC MLE; our expectations and results with respect to the royalties on our operations; expectations with respect to timing and outcome of the regulatory approvals process for our copper growth projects; expectations for copper growth capital expenditures to progress our medium- to long-term projects, including Galore Creek, Schaft Creek, NewRange, and NuevaUnion; our expectations regarding safety rates at our operations; expectations regarding our effective tax rate; expectations regarding after-tax impairments; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; expectations for our general and administration and research and innovation costs and costs related to the enterprise resource planning system; profit and loss expectations; our expectations with respect to potential results of any litigation, arbitration or regulatory action; copper price market trends and expectations; our expectations with respect to foreign demand for our materials; our ability to continue to declare dividends; mineral grades; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, operating outlook, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These forward-looking statements are based on the information available at the time those statements are made and are of good faith belief of the officers and directors of Teck as of the time with respect to future events and are subject to a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; the completion of the Merger with Anglo American and integration planning with Anglo American; completion of the QB Action Plan; the potential corporate synergies between Anglo American and Teck; acts of foreign or domestic governments and the outcome of legal proceedings, including expectations with respect to the claims for indemnification from NSC and Glencore in connection with the sale of the steelmaking coal business; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; the continued operation of QB in accordance with our expectations; our ability to advance TMF development initiatives as expected and the occurrence and length of any potential maintenance downtime; expectations with respect to the restart of the shiploader at QB; expectations with respect to availability of alternative port arrangements; expectations and assumptions with respect to HVC MLE capital cost estimate and expected project economics; expectations with respect to the timing and completion of the HVC MLE; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine life extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial

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assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; our ability to improve or maintain the annual HPI frequency rate at Teck-controlled operations; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; favourable weather conditions for shipment and operations; the resolution of environmental, regulatory and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings, including indemnification claims; ability for Teck to satisfy all conditions precedent for closing of the Merger; ability for Teck to receive necessary approvals to complete the Merger; costs related to the Merger; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; political risk; social unrest; failure of customers or counterparties (including

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logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; changes in laws and mining regulations; potential changes to CUSMA; changes in Canadian property law and ownership title; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is dependent upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. Production at our QB and Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2024 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Jason Sangha, P.Eng., Vice President, Technical & Planning, an officer of Teck and a Qualified Person as defined under National Instrument 43-101.

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